Exhibit 99.1

NYSE, TSX: NTR	News Release

December 16, 2021 – all amounts are in US dollars

Nutrien Announces Completion of Tender Offer and Debt Redemptions; Accelerates Repurchase of Shares

SASKATOON, Saskatchewan – Nutrien Ltd. (“Nutrien”), Agrium Inc. (“Agrium”) and Potash Corporation of Saskatchewan Inc. (“PotashCorp”), each wholly-owned subsidiaries of Nutrien (together, the “Company”) today announced the settlement of their previously announced redemption of $1.8 billion of debt securities and the closing of their previously announced cash tender offer to purchase up to $300 million (the “Tender Cap”) in aggregate purchase price (the “Offer”) of their respective debt securities listed on the table below (collectively, the “Notes”, and each, a “series” of Notes).

“We utilized our strong free cash in 2021 to meaningfully strengthen our balance sheet, providing flexibility to grow the business and return cash to shareholders through the cycle. Agriculture market fundamentals remain strong and we are confident in the outlook for the business in 2022. We remain committed to providing superior shareholder returns. As such, we have accelerated the pace of our share buybacks in the fourth quarter and expect to complete a significant portion of our existing normal course issuer bid that expires on February 28, 2022,” commented Pedro Farah, Nutrien’s Executive Vice President and CFO.

The Tender Offer

An aggregate principal amount of $703,871,000 of Notes was validly tendered in the Offer and not validly withdrawn. The table below identifies the principal amount of each series of Notes validly tendered and not validly withdrawn and the principal amount that the Company accepted for purchase:

Title of Security	Issuer	CUSIP / ISIN Numbers	Principal Amount Outstanding	Acceptance Priority Level	Principal Amount Tendered	Principal Amount Accepted for Purchase	Final Proration Factor (1)
7.800% Debentures due 2027	Agrium	008916 AC2/ US008916AC28	$125,000,000	1	$5,064,000	$5,064,000	100.0%

7.125% Debentures due 2036	Agrium	008916 AG3/ US008916AG32	$7,089,000	2	$0	$0	—

6.125% Debentures due 2041	Agrium	008916 AJ7/ US008916AJ70	$2,874,000	3	$190,000	$190,000	100.0%

5.250% Debentures due 2045	Agrium	008916 AN8/ US0089AN82	$34,450,000	4	$16,000	$16,000	100.0%

7.125% Senior Notes due 2036	Nutrien	67077M AP3/ US67077MAP32	$292,911,000	5	$87,697,000	$87,697,000	100.0%

6.125% Senior Notes due 2041	Nutrien	67077M AQ1/ US67077MAQ15	$497,126,000	6	$99,035,000	$99,035,000	100.0%

5.250% Senior Notes due 2045	Nutrien	67077M AS7/ US67077MAS70	$465,550,000	7	$244,469,000	$11,354,000	4.7%

5.875% Notes due 2036	PotashCorp	73755L AD9/ US73755LAD91	$18,848,000	8	$2,499,000	$0	—

5.875% Senior Notes due 2036	Nutrien	67077M AF5/ US67077MAF59	$481,152,000	9	$117,647,000	$0	—

5.625% Notes due 2040	PotashCorp	73755L AK3/ US73755LAK35	$47,927,000	10	$7,510,000	$0	—

5.625% Senior Notes due 2040	Nutrien	67077M AG3/ US67077MAG33	$452,073,000	11	$139,744,000	$0	—

(1) The final proration factors have been rounded to the nearest tenth of a percentage point for presentation purposes. Proration factors are only provided where notes of a series were accepted for purchase.

The amount of each series of Notes purchased was determined under the terms and conditions set forth in the offer to purchase, dated November 16, 2021 (the “Offer to Purchase”), in accordance with the Acceptance Priority Levels set forth in the table above and subject to proration as described in the Offer to Purchase. Because the tender offer was fully subscribed as of the Early Tender Time, the Company did not accept for purchase all of the Nutrien 5.250% Senior Notes due 2045 that were validly tendered and not validly withdrawn or any Notes in acceptance priority levels 8 through 11 as set forth in the table above. Further, no Notes of any series tendered after the Early Tender Time (regardless of acceptance priority level) were accepted for purchase, as described in the Offer to Purchase.

The Early Tender Time and the Withdrawal Deadline for the Offer was 5:00 p.m., New York City time, on November 30, 2021, and the Offer expired at 11:59 p.m., New York City time, on December 14, 2021. The consideration for the Notes accepted for purchase, as calculated by the Joint Dealer Managers and announced on December 1, 2021, plus accrued and unpaid interest, was paid today, December 16, 2021. Notes that have been tendered but not accepted will be promptly returned to the tendering parties.

Capitalized terms used in this press release and not defined herein have the meanings given to them in the Offer to Purchase.

BMO Capital Markets Corp. and Wells Fargo Securities, LLC acted as joint dealer managers for the Offer. For additional information regarding the terms of the Offer, please contact: BMO Capital Markets Corp. toll-free at (833) 418-0762 or collect at (212) 702-1840 or Wells Fargo Securities, LLC toll-free at (866) 309-6316 or collect at (704) 410-4756. Requests for the Offer to Purchase may be directed to D.F. King & Co., Inc., which is acting as the Tender Agent and Information Agent for the Offer, at +1(800) 676-7437 (toll-free) or by email at nutrien@dfking.com. The Offer to Purchase can be accessed at the following web address: www.dfking.com/nutrien.

The Redemptions

Nutrien also announced that on December 16, 2021, Nutrien, Agrium and PotashCorp, as applicable, settled the redemptions of the entire outstanding aggregate principal amounts of their respective debt securities listed in the table below (the “Redemption Notes”) at the applicable make-whole price listed in the table below, plus interest, to the redemption date, in each case as outlined in the respective indenture and notes.

Title of Security	Issuer	CUSIP / ISIN Numbers	Principal Amount Outstanding	Redemption Price (1)

3.500% Senior Notes due 2023	Nutrien	67077M AK4 / US67077MAK45	$492,071,000	$1,039.91

3.500% Debentures due 2023	Agrium	008916 AL2 / US008916AL27	$7,929,000	$1,039.91

3.625% Senior Notes due 2024	Nutrien	67077M AC2 / US67077MAC29	$707,940,000	$1,055.41

3.625% Notes due 2024	PotashCorp	73755L AL1 / US73755LAL18	$42,060,000	$1,060.45

3.375% Senior Notes due 2025	Nutrien	67077M AL2 / US67077MAL28	$533,912,000	$1,063.84

3.375% Debentures due 2025	Agrium	008916 AP3 / US008916AP31	$16,088,000	$1,063.81

(1) Per $1,000 principal amount of Redemption Notes. Holders will also receive interest to the redemption date as outlined in the respective indenture and notes.

About Nutrien

Nutrien is the world’s largest provider of crop inputs and services, playing a critical role in helping growers increase food production in a sustainable manner. We produce and distribute approximately 27 million tonnes of potash, nitrogen and phosphate products world-wide. With this capability and our leading agriculture retail network, we are well positioned to supply the needs of our customers. We operate with a long-term view and are committed to working with our stakeholders as we address our economic, environmental and social priorities. The scale and diversity of our integrated portfolio provides a stable earnings base, multiple avenues for growth and the opportunity to return capital to shareholders.

Forward-Looking Statements

Certain statements and other information included in this press release constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) under applicable securities laws (such statements are often accompanied by words such as ““anticipate”, “forecast”, “expect”, “believe”, “may”, “will”, “should”, “estimate”, “intend” or other similar words). All statements in this press release, other than those relating to historical information or current conditions, are forward-looking statements, including, but not limited to expectations with respect to our normal course issuer bid. Forward-looking statements in this press release are subject to a number of assumptions, risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements. The key risks and uncertainties are set forth in the Offer to Purchase, in the relevant documents incorporated by reference in the Offer to Purchase, and in Nutrien reports filed with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission. As such, undue reliance should not be placed on these forward-looking statements.

The Company disclaims any intention or obligation to update or revise any forward-looking statements in this press release as a result of new information or future events, except as may be required under applicable U.S. federal securities laws or applicable Canadian securities legislation.

FOR FURTHER INFORMATION:

Investor Relations:

Jeff Holzman

Vice President, Investor Relations

(306) 933-8545

investors@nutrien.com

Tim Mizuno

Director, Investor Relations

(306) 933-8548

Media Relations:

Megan Fielding

Vice President, Brand & Culture Communications

(403) 797-3015

Contact us at: www.nutrien.com